P.E. 2/11/02
1-10277

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002

THE BANK OF TOKYO-MITSUBISHI, LTD.
(Translation of registrant's name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ..X... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes .... No ..X...

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

Mitsubishi Tokyo Financial Group, Inc.
The Bank of Tokyo-Mitsubishi, Ltd.
KOKUSAI Securities Co., Ltd.
Tokyo-Mitsubishi Securities Co., Ltd.
Tokyo-Mitsubishi Personal Securities Co., Ltd.
Issei Securities Co., Ltd.

Company Name and Directors of New Securities Company

Tokyo, February 1, 2002 — The Bank of Tokyo-Mitsubishi, Ltd. and four securities companies, KOKUSAI Securities Co., Ltd., Tokyo-Mitsubishi Securities Co., Ltd., Tokyo-Mitsubishi Personal Securities Co., Ltd., and Issei Securities Co., Ltd. (hereafter "the four securities companies"), following a memorandum of understanding signed on December 25, 2001 regarding a proposed merger of the four securities companies on July 1, 2002, announced today that the boards of directors of each company had reached agreement on the company name, head office location, and directors of the new company. This merger is subject to approval from shareholders and relevant governmental authorities.

Details of the items agreed are as follows.

Company name

1) Official name of the new company in Japanese: Mitsubishi Shoken Kabushiki Kaisha
2) English name of the new company : Mitsubishi Securities Co., Ltd.

Location of head office

5-2, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
(Currently the head office of Tokyo-Mitsubishi Securities Co., Ltd.)

Directors

Directors of the new company are to be as follows.

Representative Directors

Title	Name	Current position
Chairman	Masamichi Yamada	Senior Managing Director The Bank of Tokyo-Mitsubishi, Ltd.
President	Nobuo Nakazawa	President, CEO & COO KOKUSAI Securities Co., Ltd.

Deputy President	Juntaro Fujii	President & Chief Executive Officer Tokyo-Mitsubishi Securities Co.,Ltd.
Deputy President	Koichi Kane	Executive Vice President KOKUSAI Securities Co., Ltd.
Deputy President	Kenichi Masuda	Executive Vice President KOKUSAI Securities Co., Ltd.

The following two directors are to be appointed from outside the MTFG Group.

Title	Name	Current position
Director	Minoru Makihara	Chairman Mitsubishi Corporation
Director	Hidehiko Haru	Executive Vice President The Tokyo Electric Power Company, Incorporated

***

For further information please contact:

Mitsubishi Tokyo Financial Group, Inc.
Kohei Tsushima
General Manager, Public Relations Office
Corporate Policy Division
Tel: 03 3240 8149

The Bank of Tokyo-Mitsubishi, Ltd.
Ichiro Tago
Chief Manager, Public Relations Office
Tel: 03 3240 2950

KOKUSAI Securities Co., Ltd.
Suguru Ishizaka
General Manager, Corporate Planning Department
Tel: 03 3297 7463

Tokyo-Mitsubishi Securities Co., Ltd.
Shigeyasu Kasamatsu
General Manager, Corporate Planning Division
Tel: 03 5223 3055

Tokyo-Mitsubishi Personal Securities Co., Ltd.
Kenichi Yamana
General Manager, Corporate Planning Office
Tel: 03 3206 6640

Issei Securities Co., Ltd.
Hideaki Onishi
Group Manager, Planning and General Affairs Group
Tel: 03 3273 9111

Bank of Tokyo-Mitsubishi

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI, LTD.

Date : February 1, 2002

By /s/ Koji Nishimoto

Koji Nishimoto
Chief Manager
General Affairs Office

MTFG
Mitsubishi Tokyo Financial Group, Inc.
Corporate Administration Division
TEL: 81-3-3240-8111
FAX: 81-3-3240-8852

FAX TRANSMISSION

ADDRESSEE:	**FAX NUMBER:**
Mr. Atsumasa Tochisako, Chief Representative Washington, D.C. Representative Office The Bank of Tokyo-Mitsubishi, Ltd.	1-202-293-3416
Mr. Hideo Yamamoto, SVP & Group Head Planning Office for the Americas	1-212-782-6414
Mr. Robert Hand, Esq. General Counsel North American Legal & Public Affairs Office The Bank of Tokyo-Mitsubishi, Ltd.	1-212-782-6420
COPY TO:	
Mr. Terence Ang Singapore Office, The Bank of New York	65-883-0338
Mr. Kainoshin Hara, Vice President Tokyo Office, The Bank of New York	03-3595-0737
Mr. Hiro Hayashi, Senior Vice President Office of the President, Union Bank of California	1-415-765-2560
Mr. Tom Pennignton, EVP Mr. Tohru Sasaki, Chief Manager New York Branch The Mitsubishi Trust and Banking Corporation	1-212-593-4691

DATE: February 1, 2002
ORIGINATOR: Atsushi Inamura, Chief Manager
TOTAL PAGES: 6 pages (including this cover)

Please file the attached Form 6-K to the SEC, NYSE, The Bank of New York (New York) and Spear, Leeds & Kellogg. Pursuant to the usual procedure, please send us the confirmation of the filing.
Thank you for your cooperation in advance.

Best regards

MTFG

Mitsubishi Tokyo Financial Group, Inc.

10-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo 100-0006, Japan

TEL: 81-3-3240-8111
FAX: 81-3-3240-8852

February 1, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Form 6-K

Ladies and Gentlemen:

Mitsubishi Tokyo Financial Group, Inc., a company incorporated under the laws of Japan (the "Company"), submitted herewith the Company's Report of Foreign Issuer on Form 6-K dated February 1, 2002.

In the event that the staff has any questions in respect of this filing, please send me a facsimile message at 81-3-3240-8852.

Very truly yours,

Name: Asushi Inamura
Title: Chief Manager, General Affairs
Corporate Administration Division

cc : New York Stock Exchange, Inc. / Mr. Ken Smythe
Spear, Leeds & Kellogg / Mr. Howard B. Eisen
The Bank of New York, New York / Ms. Jennifer Monaco
The Bank of New York, Singapore / Mr. Terence Ang
The Bank of New York, Tokyo / Mr. Kainoshin Hara
Union Bank of California / Mr. Hiro Hayashi
The Mitsubishi Trust and Banking Corporation, New York / Mr. Tom Pennignton

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.
(Translation of registrant's name into English)

10-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo 100-0006, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

Mitsubishi Tokyo Financial Group, Inc.
The Bank of Tokyo-Mitsubishi, Ltd.
KOKUSAI Securities Co., Ltd.
Tokyo-Mitsubishi Securities Co., Ltd.
Tokyo-Mitsubishi Personal Securities Co., Ltd.
Issei Securities Co., Ltd.

Company Name and Directors of New Securities Company

Tokyo, February 1, 2002 — The Bank of Tokyo-Mitsubishi, Ltd. and four securities companies, KOKUSAI Securities Co., Ltd., Tokyo-Mitsubishi Securities Co., Ltd., Tokyo-Mitsubishi Personal Securities Co., Ltd., and Issei Securities Co., Ltd. (hereafter "the four securities companies"), following a memorandum of understanding signed on December 25, 2001 regarding a proposed merger of the four securities companies on July 1, 2002, announced today that the boards of directors of each company had reached agreement on the company name, head office location, and directors of the new company. This merger is subject to approval from shareholders and relevant governmental authorities.

Details of the items agreed are as follows.

Company name

1) Official name of the new company in Japanese: Mitsubishi Shoken Kabushiki Kaisha
2) English name of the new company : Mitsubishi Securities Co., Ltd.

Location of head office

5-2, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
(Currently the head office of Tokyo-Mitsubishi Securities Co., Ltd.)

Directors

Directors of the new company are to be as follows.

Representative Directors

Title	Name	Current position
Chairman	Masamichi Yamada	Senior Managing Director The Bank of Tokyo-Mitsubishi, Ltd.
President	Nobuo Nakazawa	President, CEO & COO KOKUSAI Securities Co., Ltd.

Deputy President	Juntaro Fujii	President & Chief Executive Officer Tokyo-Mitsubishi Securities Co., Ltd.
Deputy President	Koichi Kane	Executive Vice President KOKUSAI Securities Co., Ltd.
Deputy President	Kenichi Masuda	Executive Vice President KOKUSAI Securities Co., Ltd.

The following two directors are to be appointed from outside the MTFG Group.

Title	Name	Current position
Director	Minoru Makihara	Chairman Mitsubishi Corporation
Director	Hidehiko Haru	Executive Vice President The Tokyo Electric Power Company, Incorporated

***

For further information please contact:

Mitsubishi Tokyo Financial Group, Inc.
Kohei Tsushima
General Manager, Public Relations Office
Corporate Policy Division
Tel: 03 3240 8149

The Bank of Tokyo-Mitsubishi, Ltd.
Ichiro Tago
Chief Manager, Public Relations Office
Tel: 03 3240 2950

KOKUSAI Securities Co., Ltd.
Suguru Ishizaka
General Manager, Corporate Planning Department
Tel: 03 3297 7463

Tokyo-Mitsubishi Securities Co., Ltd.
Shigeyasu Kasamatsu
General Manager, Corporate Planning Division
Tel: 03 5223 3055

Tokyo-Mitsubishi Personal Securities Co., Ltd.
Kenichi Yamana
General Manager, Corporate Planning Office
Tel: 03 3206 6640

Issei Securities Co., Ltd.
Hideaki Onishi
Group Manager, Planning and General Affairs Group
Tel: 03 3273 9111

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:__________________________

Name: Atsushi Inamura

Title: Chief Manager, General Affairs
Corporate Administration Division